Exhibit 14
Woodward Governor Company
Code of Ethics

Woodward Code of Ethics for Senior Financial Officers
and Other Finance Members

Woodward’s Board of Directors recognizes that senior financial officers and other members of Woodward’s finance organization have unique roles and responsibilities. As a result, the Board’s Audit Committee has adopted this specialized code of ethics applicable to Woodward’s senior financial officers (including Woodward’s principal executive officer, principal financial officer, and principal accounting officer) and to all other members of Woodward’s finance organization.

The Code lists principles for ethical behavior that senior financial officers and all other members of Woodward’s finance organization are expected to meet, and they will be held accountable for adherence to the Code. Any violation of this Code will be subject to appropriate disciplinary actions, including termination.

Under the principles for ethical behavior, senior financial officers and all other members of Woodward’s finance organization are expected to:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest between personal and professional relationships.

•	Provide others with information that is accurate, complete, objective, relevant, timely and understandable.

•	Provide full, fair, accurate, timely, and understandable disclosure in the reports and documents that Woodward files with, or submits to, the Securities and Exchange Commission, and in other public communications by Woodward.

•	Comply with applicable governmental laws, rules, and regulations.

•	Act in good faith and in a responsible manner, clearly stating material facts and maintaining an independent judgment.

•	Respect the confidentiality of information and never use such information for personal advantage.

•	Share knowledge and maintain important and relevant skills.

•	Promote ethical behavior among peers.

•	Use and control all assets and resources in a responsible manner.

•	Promptly report any violations of this Code.

A report of any violation of this Code may be given to the Chief Financial Officer or, alternatively, may be given in accordance with Woodward’s “Reporting Violations” Policy 1-15. Senior financial officers will report any violation of the Code to the Audit Committee of Woodward’s Board of Directors.

To assist in the investigation of reported violations, members or other persons reporting violations are encouraged to identify themselves when making such reports. Violations reported anonymously will also be investigated. Woodward will not discharge, demote, suspend, threaten, harass, or in any other manner discriminate against any member of the company in the terms and conditions of employment because of any lawful act done by such member to provide information, cause information to be provided, or otherwise assist in an investigation regarding any conduct which the member reasonably believes constitutes a violation.

While full compliance with this Code is expected, the Company’s Board of Directors retains the ability to grant compliance waivers for senior financial officers or executive officers subject to this Code. Also, Woodward’s Board of Directors, Chief Executive Officer or Chief Financial Officer has the ability to grant compliance waivers to other persons subject to this Code. Any waiver for senior financial officers or executive officers will be disclosed in appropriate filings with the U.S. Securities and Exchange Commission.